# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alvotech, CIK 0001898416
CUSIP: L01800108
Title of class of securities: Ordinary Shares, nominal value of $0.01 per share
Address of issuer's principal executive offices: 9, Rue de Bitbourg, Luxembourg, Luxembourg (N4), L-1273
Date of event which requires filing of this statement: 12/17/2025
Amends the filing with accession number 0001104659-22-076943
Filed by CIK 0001936288
Persons authorized to receive notices and communications: Danny Major, Aztiq Pharma Partners S.a r.l., 5, rue Heienhaff, Senningerberg, Luxembourg (N4), L-1736, 352 691 211 663

## Reporting persons
- Aztiq Pharma Partners S.a r.l. (CIK 0001936288): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 103,849,420; sole dispositive power 0; shared dispositive power 95,213,851; aggregate amount beneficially owned 103,849,420 (33.3% of the class)
- Aztiq Fund I SCSp: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 103,849,420; sole dispositive power 0; shared dispositive power 95,213,851; aggregate amount beneficially owned 103,849,420 (33.3% of the class)
- Floki GP S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 103,849,420; sole dispositive power 0; shared dispositive power 95,213,851; aggregate amount beneficially owned 103,849,420 (33.3% of the class)
- ATP ehf.: type of reporting person: other (OO); citizenship or place of organization: Iceland (K6); source of funds: other (OO); sole voting power 0; shared voting power 3,003,290; sole dispositive power 0; shared dispositive power 3,003,290; aggregate amount beneficially owned 3,003,290 (1% of the class)
- ATP Holdings ehf.: type of reporting person: other (OO); citizenship or place of organization: Iceland (K6); source of funds: other (OO); sole voting power 17,571; shared voting power 3,003,290; sole dispositive power 17,571; shared dispositive power 3,003,290; aggregate amount beneficially owned 3,020,861 (1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of $0.01 per share
Name of issuer: Alvotech
Address of issuer's principal executive offices: 9, Rue de Bitbourg, Luxembourg, Luxembourg (N4), L-1273
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 5, 2022, and amended on July 18, 2022 and July 3, 2024 (as amended, the "Statement") by Aztiq Pharma Partners S.a r.l., Aztiq Fund I SCSp, Floki GP S.a r.l. and ATP Holdings ehf. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of Aztiq Pharma Partners S.a r.l. ("APP"), Aztiq Fund I SCSp ("Aztiq Fund"), Floki GP S.a r.l. ("Floki GP"), ATP ehf. ("ATP") and ATP Holdings ehf. ("ATP Holdings"). APP, Aztiq Fund, Floki GP, ATP and ATP Holdings are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 95,213,851 Ordinary Shares and 8,635,569 Ordinary Shares subject to vesting (the "Earnout Shares") held by APP; (ii) 3,003,290 Ordinary Shares held by ATP; and (iii) Bondholder Warrants exercisable for up to 17,571 Ordinary Shares held by ATP Holdings.

The Earnout Shares, which are entitled to equivalent voting rights with outstanding Ordinary Shares, will vest if, at any time prior to June 15, 2027, the volume-weighted average price of the Ordinary Shares equals or exceeds $20.00 per share for any ten trading days within any twenty-trading day period. APP exercises voting, but not dispositive power over the Earnout Shares.

The Managers of APP are: Robert Wessman, Icelandic citizen; David Olafsson, Icelandic citizen; and Marc Lefebvre, Belgian citizen.

APP is a wholly-owned subsidiary of Aztiq Fund. Investment and voting decisions at Aztiq Fund are made by its general partner, Floki GP. Each of Robert Wessman, David Olafsson and Marc Lefebvre is a member of the board of directors of Floki GP, entitled to participate in investment and voting decisions with respect to the shares held by APP.

ATP is a wholly owned subsidiary of ATP Holdings. Investment and voting decisions at ATP Holdings are made by its board of directors. Robert Wessman and David Olafsson are the members of the board of directors of ATP Holdings, entitled to participate in investment and voting decisions with respect to the shares held by ATP and ATP Holdings.
Residence or business address: The business address of APP is 5, rue Heienhaff, L-1736 Senningerberg, Grand-Duchy of Luxembourg. The business address of Aztiq Fund and Floki GP is 4, rue Robert Stumper, L-2557 Luxembourg, Grand-Duchy of Luxembourg. The business address of ATP and ATP Holdings is Smaratorg 3, 201 Kopavogur, Iceland.
Present principal occupation or employment: The present principal business of each of APP, Aztiq Fund and ATP is to invest in public and private securities. The present principal business of Floki GP is to serve as general partner of Aztiq Fund. The present principal business of ATP Holdings is to invest in public and private securities and to serve as manager of ATP.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: APP, Aztiq Fund, and Floki GP are each organized and existing under the laws of Luxembourg. ATP and ATP Holdings are each organized and existing under the laws of Iceland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On December 17, 2025, ATP Holdings purchased 4,812,257 Ordinary Shares at a price per share of SEK 44.06 ($4.74) from investors in a concurrent convertible bond offering by the Issuer (the "Delta Placement"). The purchase of the shares in the Delta Placement was for cash and was funded by the working capital of ATP Holdings.

On December 19, 2025, ATP Holdings sold 2,110,640 Ordinary Shares at a price per share of SEK 44.06 ($4.74) to an unrelated party in a private sale.

On January 30, 2026, APP purchased 2,701,617 Ordinary Shares from ATP Holdings at a price her share of $4.74 in a private transaction. The consideration for the transaction was cash, which was funded by the working capital of APP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 312,021,375 Ordinary Shares outstanding as of December 31, 2025, as reported by the Issuer to the Reporting Persons; and (ii) 17,571 Ordinary shares issuable upon the exercise of Bondholder Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of Ordinary Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Aztiq Pharma Partners S.a r.l.: /s/ David Olafsson, By David Olafsson, Manager (03/12/2026)
- Aztiq Pharma Partners S.a r.l.: /s/ Robert Wessman, By Robert Wessman, Manager (03/12/2026)
- Aztiq Fund I SCSp: /s/ David Olafsson, By Floki GP S.a r.l., its general partner, By David Olafsson, Manager (03/12/2026)
- Aztiq Fund I SCSp: /s/ Robert Wessman, By Floki GP S.a r.l., its general partner, By Robert Wessman, Manager (03/12/2026)
- Floki GP S.a r.l.: /s/ David Olafsson, By David Olafsson, Manager (03/12/2026)
- Floki GP S.a r.l.: /s/ Robert Wessman, By Robert Wessman, Manager (03/12/2026)
- ATP ehf.: /s/ David Olafsson, By David Olafsson, Director (03/12/2026)
- ATP ehf.: /s/ Robert Wessman, By Robert Wessman, Director (03/12/2026)
- ATP Holdings ehf.: /s/ David Olafsson, By David Olafsson, Director (03/12/2026)
- ATP Holdings ehf.: /s/ Robert Wessman, By Robert Wessman, Director (03/12/2026)